

Made on Main

Rediscover Made in America

Disclaimer

This presentation contains offering materials prepared solely by Made on Main without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Industry & problem
The situation

$2.1T
TAM

250k
Manufacturers

American Manufacturing

3.3%
5 year CAGR

12M
US workers

China and the US are at MFG cost parity
Trends in manufacturing - rising wages in China

Direct Manufacturing costs in the US are at parity with those in China



China vs. the US
Growth in MFG wages



Market Network

The solution



Market Networks
Trending



Industry: Home design



Made on Main

Industry: Manufacturing & maker movement

HoneyBook

Industry: Events & creative

A modern market network
The model



Strong interest from MFRs, buyers & partners
Traction – achieved in less than 4 months

2,000+
Connections to Manufacturers

>$1.5M
RFQs

in process





Made on Main has a signed agreement with GSVlabs, and RFPs with BriteLab and PristineSun.

Rapidly acquire market share

GTM strategy

Rapid User Acquisition

Network Effects

Focus on Profitability

Low barriers to access
Monetization strategy

| 1% Transaction Fee | 20% Shared Transaction Fee | Premium SaaS Workflow Tools |

Founding team









	Philip Vidal	**Jason Schmidt**	**Justin Armstrong**	**Ronald Tribble**
Title	CEO	Product & Finance	Engineering	Sales
Experience	Supply Chain & Business Development	Corporate Finance & Investor Relations	Full-stack engineering & Rapid development	Sales & Sales Operations
Education	ESU (BA & BS) MSU (MBA)	UC Davis (BA) Cornell (MBA)	Tulane (BSE)	Univ. of Houston (BS)

Mentors

Harry Moser
CEO of The Reshoring Initiative
Over 50 years of experience in manufacturing

Xander Schultz
CEO of Nemean Ventures, Zoe Bands
Serial entrepreneur with several successful exits

Troy Helming
CEO and Founder of Pristine Sun
Experienced entrepreneur with 3 successful exits

Use of proceeds
Funding



40% Product Development

40% Marketing/Sales

$250K
pre-seed round

10% Operations

10% Legal/Other

The platform
Reducing the time to connect



Best in class
Competitive landscape

Capability	Made on Main	Alibaba	Makers Row	Kinnek	ThomasNet	Etsy
Focus on America	▪		▪		▪	
Open	▪	▪			▪	
RFPs & custom orders	▪	▪	▪	▪		▪
Item listings	▪	▪		▪		▪
Unlimited industry focus	▪	▪			▪	
Large scale manufacturers	▪	▪	▪		▪	
Trust (BBB rating)	TBD	D-	N/A	A+	A+	A+

Initial outreach and marketing efforts
Industry focus

Industry	2015 output	2010-2015 CAGR
Apparel	$40B	16%
Electronics	$123B	3%

Four distinct patterns of economic change

BCG Analysis

	Comments	Country				
Under pressure	Traditionally low-cost countries whose deteriorating competitiveness is driven by a wide range of factors	Brazil	China	Czech Rep.	Poland	Russia
Losing Ground	Traditionally high-cost countries whose competitiveness continues to deteriorate because of weak productivity gains and higher energy costs	Australia	Belgium	France	Italy	Germany
Holding steady	Countries roughly maintaining their relative competitiveness versus global leaders	Japan	Indonesia	Netherlands	UK	India
Rising global stars	Improved competitiveness compared with the others due to moderate wage growth, sustained productivity gains, stable exchange rates and energy cost advantages	Mexico	United States			

Source: Boston Consulting Group

Made on Main

Rediscover Made in America